UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Gaming Partners International Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467A107

(CUSIP Number)

Elisabeth Carretté, 3945 W Cheyenne, Suite 208, North Las Vegas, Nevada 80932, (702) 384-2425

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2018

(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUISP No. 36467A107

1.	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
Elisabeth Carretté

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
	(SEE INSTRUCTIONS)	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
France

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power
4,068,226
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
4,068,226
	10.	Shared Dispositive Power
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,068,226

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 3 to Schedule 13D amends the Schedule 13D originally filed by Elisabeth Carretté with the Securities and Exchange Commission on March 1, 2005, as subsequently amended by Amendment No. 1 and Amendment No. 2 thereto, for the purpose of updating the relevant information as of the date hereof or for such other dates as may be expressly provided herein. Mrs. Carretté beneficially owns approximately 72% of the outstanding shares of Holding Wilson, S.A. and she has included in this Schedule 13D all of the shares of Gaming Partners International Corporation (“GPIC”) common stock held by Holding Wilson, S.A. in the total amount of shares of GPIC beneficially owned by her. As such, Mrs. Carretté has not named Holding Wilson, S.A. as a separate reporting person in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

Voting Agreement

On November 27, 2018, Gaming Partners International Corporation, a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Angel Holdings Godo Kaisha, a company organized under the laws of Japan (“Angel”), and AGL Nevada Corporation, a Nevada corporation, which is an acquisition subsidiary formed and wholly owned by Angel (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Angel. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

In connection with the Merger Agreement, on November 27, 2018, Elisabeth Carretté and Holding Wilson, S.A. (collectively, the “Covered Parties”) entered into a Voting Agreement (the “Voting Agreement”) with Angel. Pursuant to the terms of the Voting Agreement and subject to the terms and conditions thereof, the Covered Parties are required, among other things, to vote the Covered Shares (as defined in the Voting Agreement) of the Company owned by such Covered Party (i) in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) in favor of any proposal to adjourn or postpone such meeting of the holders of Shares to a later date if there are not sufficient votes to adopt the Merger Agreement; (iii) against certain other proposals, if any, made in opposition to the Merger Agreement or the Merger or the other transactions contemplated by the Merger Agreement or in competition or inconsistent with the Merger, including any Acquisition Proposal and any Specified Agreement; and (iv) against any action, proposal or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of the Company under the Merger Agreement or would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Transactions contemplated by the Merger Agreement, including the Merger. Additionally, the Covered Parties have each irrevocably appointed Angel as each Covered Party’s proxy and attorney-in-fact.

Pursuant to the terms of the Voting Agreement and subject to certain limited exceptions, the Covered Parties have (i) agreed not to Transfer (as defined in the Voting Agreement) any Covered Shares of the Company held by such Covered Party, (ii) agreed not to solicit or take other actions to facilitate an Acquisition Proposal, and (iii) waived any rights of appraisal or rights of dissent from the Merger.

The Voting Agreement and all obligations thereunder will terminate upon the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Section 7 thereof, (ii) such date and time as the Merger shall have become effective in accordance with the terms and provisions of the Merger Agreement and (iii) the occurrence of a Company Adverse Change Recommendation.

This description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed hereto as Exhibit A, and incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented with the following:

Exhibit A – Voting Agreement dated November 27, 2018 among Angel Holdings Godo Kaisha and Elisabeth Carretté and Holding Wilson, S.A.

Exhibit B – Agreement and Plan of Merger, dated as of November 27, 2018, by and among Angel Holdings Godo Kaisha, AGL Nevada Corporation and Gaming Partners International Corporation (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Gaming Partners International Corporation on November 27, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2018	/s/ Elisabeth Carretté
Elisabeth Carretté

HOLDING WILSON, S.A.

/s/ Alain Thieffry
Alain Thieffry
President

Exhibit A

VOTING AGREEMENT

VOTING AGREEMENT (hereinafter referred to as this “Agreement”), dated as of November 27, 2018, among Angel Holdings Godo Kaisha, a company organized under the laws of Japan (“Parent”), and the undersigned stockholders (each, a “Covered Stockholder”, and collectively, the “Covered Stockholders”) of Gaming Partners International Corporation, a Nevada corporation (the “Company”).

RECITALS

WHEREAS, the Company, Parent and AGL Nevada Corporation, a Nevada corporation and a wholly owned subsidiary of Parent (“Corporate Sub”), have entered into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Corporate Sub with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”), and pursuant to which all Shares issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be converted into the right to receive the Merger Consideration;

WHEREAS, each Covered Stockholder holds and is entitled to vote (or direct the voting of) the number of Shares set forth opposite such Covered Stockholder’s name on Schedule 1(b) attached hereto; and

WHEREAS, as a condition and inducement to the willingness of Parent and Corporate Sub to enter into the Merger Agreement, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of the Company) has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1.           Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)           “Expiration Date” means the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Section 7 thereof, (ii) such date and time as the Merger shall have become effective in accordance with the terms and provisions of the Merger Agreement and (iii) the occurrence of a Company Adverse Change Recommendation.

(b)           “Covered Shares” means, with respect to any Covered Stockholder, (i) all Shares set forth opposite such Covered Stockholder’s name on Schedule 1(b) attached hereto, and (ii) all Shares that such Covered Stockholder comes to hold and to be entitled to vote (or direct the voting of) during the period from the date of this Agreement through the Expiration Date, together with any voting securities or instruments of the Company, or other equity interests exercisable for or convertible into Shares, that such Covered Stockholder comes to hold and be entitled to vote (or direct the voting of) during the period from the date of this Agreement through the Expiration Date (including by way of bonus issue, share dividend or distribution, subdivision, reclassification, recapitalization, consolidation, exchange, readjustment or other similar transaction or other change in the capital structure of the Company).

(c)           “Transfer” means, with respect to any Covered Stockholder, that such Covered Stockholder directly or indirectly (i) sells, pledges, encumbers, exchanges, assigns, grants an option with respect to, transfers, tenders or otherwise disposes of a Covered Share of such Covered Stockholder or any direct or indirect interest in such Covered Share (including by gift, merger or operation of law), or (ii) enters into an agreement, arrangement or commitment providing for the sale of, pledge of, encumbrance of, exchange of, assignment of, grant of an option with respect to, transfer, tender of or other disposition of such Covered Share or any direct or indirect interest therein (including by gift, merger or operation of law).

2.           Transfer of Shares.

(a)           Transfer Restrictions. From the date hereof until the earlier of the Expiration Date and the receipt of the Stockholder Approval, each Covered Stockholder hereby agrees not to Transfer (or intentionally cause or permit the Transfer of) any Covered Shares of such Covered Stockholder, or enter into any Contract (including any option, put, call or similar arrangement) relating thereto, except that any Covered Stockholder may Transfer any or all of such Covered Shares (1) with Parent’s prior written consent and in Parent’s sole discretion or (2) to or with a Permitted Transferee if (x) such Permitted Transferee agrees in writing to be bound by the terms of this Agreement as if it were a party hereto, (y) such written instrument expressly provides Parent with the ability to enforce the obligations of the Permitted Transferee pursuant to the written agreement referred to in clause (x); and (z) prompt notice of such Transfer to such Permitted Transferee is delivered to Parent. For the purposes of this Agreement, a “Permitted Transferee” means, with respect to each Covered Stockholder, (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild of the spouse of any child, adopted child, grandchild or adopted grandchild of such Covered Stockholder (each, a “Family Member” and collectively, “Family Members”), (ii) any Person by will or the laws of intestacy, (iii) any trust, the beneficiaries of which include only the Covered Stockholder and his or her Family Members, (iv) any partnership or limited liability company, all partners or members of which include only the Covered Stockholder and his or her Family Members and any trust described in clause (iii), (v) if such Covered Stockholder is an Entity, any of its partners (including limited or general partners), members and stockholders in connection with a pro rata distribution of any or all of such Covered Stockholder’s Covered Shares, and (vi) if such Covered Stockholder is a trust, any beneficiary of such trust. For the avoidance of doubt, a Permitted Transferee may Transfer any and all Covered Shares that were Transferred to such Transferee to its own Permitted Transferees in accordance with the terms and subject to the conditions of this Section 2(a), as if such Permitted Transferee were a “Covered Stockholder”.

(b)           Transfer of Voting Rights. From the date hereof until the earlier of the Expiration Date and the receipt of the Stockholder Approval, each Covered Stockholder hereby agrees not to deposit (or cause or permit the deposit of) any Covered Shares of such Covered Stockholder in a voting trust or grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of such Covered Stockholder under this Agreement with respect to any Covered Shares of such Covered Stockholder.

(c)           Consequences. Any Transfer (or purported Transfer) in breach of this Agreement shall be null and void and of no force or effect.

3.           Agreement to Vote Shares.

(a)           From the date hereof until the Expiration Date, at every meeting of holders of Shares of the Company concerning any proposal related to the Transactions or at which any matter set forth in this Section 3(a) is being considered, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company concerning any proposal related to the Transactions or at which any matter set forth in this Section 3(a) is being considered, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of the Company) shall, or shall cause the holder of record on any applicable record date to, vote all Covered Shares that such Covered Stockholder then holds and is entitled to vote (or direct the voting of):

(i)       in favor of the adoption of the Merger Agreement and the Transactions contemplated thereby, including the Merger;

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(ii)       in favor of any proposal to adjourn or postpone such meeting of the holders of Shares to a later date if there are not sufficient votes to adopt the Merger Agreement;

(iii)       against approval of any proposal made in opposition to adoption of the Merger Agreement or the Merger or the other Transactions contemplated by the Merger Agreement or in competition or inconsistent with the Merger, including any Acquisition Proposal and any Specified Agreement; and

(iv)       against any action, proposal or agreement that (x) would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of the Company under the Merger Agreement or (y) would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Transactions contemplated by the Merger Agreement, including the Merger.

(b)           From the date hereof until the Expiration Date, at every meeting of holders of Shares of the Company concerning any proposal related to the Transactions, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Stockholders of the Company concerning any proposal related to the Transactions, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of the Company) shall, or shall cause the holder of record on any applicable record date to, vote all Covered Shares that such Covered Stockholder then holds and is entitled to vote (or direct the voting of) in favor of any approval that is required in connection with the Transactions.

(c)           From the date hereof until the Expiration Date, in the event that a meeting of the stockholders of the Company is held, each Covered Stockholder shall, or shall cause the holder of record of any of the Covered Shares of such Covered Stockholder on any applicable record date to, be present in person or represented by proxy at such meeting or otherwise cause all Covered Shares of such Covered Stockholder to be counted as present thereat for purposes of establishing a quorum.

(d)           From the date hereof until the Expiration Date, each Covered Stockholder hereby agrees not to enter into any commitment, agreement, understanding or similar arrangement with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4.           Commencement or Participation in Legal Proceedings; Appraisal Rights.

(a)           Each Covered Stockholder hereby agrees not to commence or join in, and to take all reasonable actions necessary to opt out of, any Legal Proceeding against the Company and/or its directors and officers (for the avoidance of doubt, participating in the defense of such Legal Proceedings is not prohibited) with respect to, any litigation relating to the Merger Agreement and the Transactions, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (ii) alleging a breach of any fiduciary duty of the Board of Directors of the Company or its members in connection with the Merger Agreement or the transactions contemplated hereby or thereby.

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(b)       To the extent permitted by applicable Legal Requirements (including the NRS), each Covered Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent in connection with the Merger that such Covered Stockholder may have by virtue of ownership of the Covered Shares.

5.           Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict a Covered Stockholder (or a designee of such Covered Stockholder) who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office, including by acting or voting in his capacity as a director or officer of the Company, in such Covered Stockholder’s (or such Covered Stockholder’s designee’s) sole discretion on any matter, including causing the Company to exercise rights under the Merger Agreement (in accordance with the terms thereof), and no such actions or omissions shall be deemed a breach of this Agreement (it being understood that this Agreement shall apply to such Covered Stockholder solely in such Covered Stockholder’s capacity as a stockholder of the Company), including with respect to Section 5.1(b) of the Merger Agreement. In this regard, such Covered Stockholder shall not be deemed to make any agreement or understanding in this Agreement in such Covered Stockholder’s capacity as a director or officer of the Company, including with respect to Section 5.1(b) of the Merger Agreement. For the avoidance of doubt, nothing in this Section 5 shall in any way modify, alter or amend any of the terms of the Merger Agreement.

6.           No Solicitation. Each Covered Stockholder agrees that, beginning on or after the No-Shop Period Start Date, it shall not, and shall cause each of such Covered Stockholder’s controlled Affiliates not to, and shall instruct and use such Covered Stockholder’s reasonable best efforts to cause such Covered Stockholder’s and such Covered Stockholder’s controlled Affiliates’ Representatives not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, or (b) engage or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (c) provide any information or data to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal or (d) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal. Each Covered Stockholder shall, and each Covered Stockholder shall cause such Covered Stockholder’s controlled Affiliates and use such Covered Stockholder’s reasonable best efforts to cause such Covered Stockholder’s Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. Notwithstanding clauses (b), (c) and (d) above, each Covered Stockholder may (and may permit such Covered Stockholder’s controlled Affiliates and such Covered Stockholder’s and such Covered Stockholder’s controlled Affiliates’ Representatives to) participate in discussions and negotiations with, provide information and data to and otherwise facilitate any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if (i) the Company is engaging in discussions or negotiations with such Person in accordance with Section 4.3 of the Merger Agreement and (ii) such Covered Stockholder’s negotiations, discussions, provision of information or data or other facilitation are in conjunction with and ancillary to the Company’s discussions and negotiations.

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7.           Irrevocable Proxy and Notices.

(a)           Irrevocable Proxy. Each Covered Stockholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as such Covered Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Covered Stockholder, to vote such Covered Stockholder’s Covered Shares, or grant a consent or approval in respect of such Covered Shares, in a manner consistent with this Agreement from the date hereof until the Expiration Date; provided, however, for the avoidance of doubt, that such proxy and voting and related rights are expressly limited to those matters set forth in Section 3(a) and Section 3(b) that are, during the applicable period, presented for consideration to the Company’s stockholders generally. Each Covered Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Covered Stockholder’s execution and delivery of this Agreement. Each Covered Stockholder hereby affirms that the irrevocable proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Covered Stockholder under this Agreement. Each Covered Stockholder hereby further affirms that the irrevocable proxy (x) is coupled with an interest sufficient in law to support an irrevocable proxy for all purposes, (y) may be revoked only under the circumstances set forth in the last sentence of this Section 7 and (z) shall revoke any and all proxies previously granted by such Covered Stockholder with respect to any Covered Shares. Such irrevocable proxy is executed and intended to be irrevocable in accordance with applicable Legal Requirements and Section 1.6 of the Company’s Amended and Restated Bylaws until the Expiration Date. Each Covered Stockholder hereby ratifies and confirms all actions that the proxies appointed hereunder may lawfully do or cause to be done in accordance with this Agreement. Each Covered Stockholder shall, upon written request by Parent, as promptly as practicable execute and deliver to Parent a separate written instrument or proxy that embodies the terms of this irrevocable proxy set forth in this Section 7. Notwithstanding the foregoing, the proxy and appointment granted by each Covered Stockholder shall be automatically revoked, without any action by such Covered Stockholder, on the Expiration Date.

(b)           Additional Shares. Each Covered Stockholder hereby agrees that in the event such Covered Stockholder acquires or receives, directly or indirectly, any Shares entitled to vote or equity securities or equity interests exercisable for or convertible into Shares entitled to vote after the execution of this Agreement, such Covered Stockholder shall promptly deliver to Parent a written notice in accordance with Section 15(d) indicating the number of such Shares.

(c)           Notice of Certain Events. Each Covered Stockholder shall promptly notify Parent, in accordance with Section 15(d), of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of such Covered Stockholder under this Agreement and (b) the receipt by such Covered Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7(c) shall not limit or otherwise affect the remedies available to any party hereunder.

8.           Representations and Warranties of Parent. Parent hereby represents to each Covered Stockholder as follows:

(a)           Organization and Qualification. Parent is a legal entity duly incorporated, formed or organized (as applicable), validly existing and in good standing under the Legal Requirements of the jurisdiction in which it is incorporated, formed or organized, as applicable.

(b)           Authority; Binding Agreement. Parent has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and no other actions on the part of Parent (or its board of directors or stockholders) are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent, and, assuming this Agreement constitutes a valid and binding obligation of the Covered Stockholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Legal Requirements affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

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(c)           No Conflicts. None of the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder or the consummation by Parent of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) Parent’s charter or other organizational documents, (ii) any other Contract to which Parent is a party or by which Parent may be bound, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to (x) prevent or materially and adversely impair or otherwise adversely affect the ability of Parent to perform its obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Transactions, or (iii) any orders, writs, injunctions, judgments, rulings or decrees of, or settlements with, any Governmental Body or Legal Requirement applicable to Parent.

(d)           No Litigation. There are no Legal Proceedings pending or, to the knowledge of Parent, threatened against Parent, or any orders, writs, injunctions, judgments, rulings or decrees of, or settlements with, any Governmental Body to which Parent is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to (x) prevent or materially and adversely impair or otherwise adversely affect the ability of Parent to fully perform its obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Transactions.

9.           Representations and Warranties of the Covered Stockholders. Each Covered Stockholder hereby represents and warrants to Parent as follows:

(a)           Organization and Qualification. If such Covered Stockholder is not an individual, such Covered Stockholder is a legal entity duly formed or organized (as applicable), validly existing and in good standing under the Legal Requirements of the jurisdiction in which it is formed or organized, as applicable.

(b)           Authority; Binding Agreement. If such Covered Stockholder is an individual, he or she has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder and consummate the transactions contemplated hereby, including granting the irrevocable proxy as set forth in Section 7. If such Covered Stockholder is not an individual, such Covered Stockholder has full power and authority to execute and deliver this Agreement, to perform such Covered Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, including granting the irrevocable proxy as set forth in Section 7, and no other actions on the part of such Covered Stockholder (or its governing body, board of directors, members, stockholders or trustees, as applicable) are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Covered Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of such Covered Stockholder, enforceable against such Covered Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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(c)           No Conflicts. None of the execution and delivery by such Covered Stockholder of this Agreement, the performance by such Covered Stockholder of such Covered Stockholder’s obligations hereunder or the consummation by such Covered Stockholder of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) if such Covered Stockholder is not an individual, such Covered Stockholder’s certificate of formation, operating agreement or comparable organizational documents, as applicable, (ii) any other Contract to which such Covered Stockholder is a party or by which such Covered Stockholder may be bound, including any voting agreement or voting trust, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to (x) prevent or materially and adversely impair or otherwise adversely affect the ability of such Covered Stockholder to perform such Covered Stockholder’s obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Transactions, or (iii) any orders, writs, injunctions, judgments, rulings or decrees of, or settlements with, any Governmental Body or Legal Requirement applicable to such Covered Stockholder. The execution, delivery and performance by such Covered Stockholder of this Agreement, and the consummation by such Covered Stockholder of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Body.

(d)           Ownership of Shares. Such Covered Stockholder (i) is the lawful owner of the Shares set forth opposite such Covered Stockholder’s name on Schedule 1(b) attached hereto and has the sole power to vote (or cause to be voted) or Transfer such Shares, all of which are free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (other than those (u) that would not impair the Covered Stockholder’s ability to perform its obligations under this Agreement, (v) created by this Agreement, (w) applicable to such Covered Stockholder’s Covered Shares that may exist pursuant to securities Legal Requirements, (x) under the Company’s organizational documents or (y) customary pursuant to the terms of any custody or similar agreement applicable to Shares held in brokerage accounts and (ii) as of the date hereof, does not hold or have the right to vote (or cause the voting of) any shares of any class of stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company other than the Shares set forth opposite such Covered Stockholder’s name on Schedule 1(b) attached hereto.

(e)           No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of such Covered Stockholder in his, her or its capacity as a stockholder of the Company.

(f)           No Litigation. As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of such Covered Stockholder, threatened against such Covered Stockholder, or any orders, writs, injunctions, judgments, rulings or decrees of, or settlements with, any Governmental Body to which such Covered Stockholder is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to (x) prevent or materially and adversely impair or otherwise adversely affect the ability of such Covered Stockholder to fully perform such Covered Stockholder’s obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Transactions.

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10.         Disclosure. Each Covered Stockholder hereby consents to and authorizes the publication and disclosure by Parent and the Company in the Proxy Statement or other disclosure document required by applicable Legal Requirements to be filed with the SEC or other Governmental Body in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, of such Covered Stockholder’s identity and ownership, this Agreement and the nature of such Covered Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such disclosure; provided that Parent shall (with respect to any of its disclosures) give each Covered Stockholder and his, her or its legal counsel a reasonable opportunity to review and comment on such disclosures prior to any such disclosures being made public (provided that by executing this Agreement, such Covered Stockholder hereby consents to the filing of this Agreement by the Company and Parent in the Proxy Statement or other disclosure document required by applicable Legal Requirements to be filed with the SEC or other Governmental Body in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby). Parent hereby consents to and authorizes the publication and disclosure by each Covered Stockholder in any disclosure document required by applicable Legal Requirements to be filed with the SEC or other Governmental Body in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, of Parent’s identity, this Agreement and the nature of such Covered Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such disclosure; provided that the applicable Covered Stockholder shall (with respect to any of its disclosures) give Parent and its legal counsel a reasonable opportunity to review and comment on such disclosures prior to any such disclosures being made public (provided that by executing this Agreement, Parent hereby consents to the filing of this Agreement by each Covered Stockholder in any disclosure document required by applicable Legal Requirements to be filed with the SEC or other Governmental Body in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby). Each Covered Stockholder shall consult with Parent before issuing, and give Parent the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement or the Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Legal Requirement or for press releases or public statements that contain disclosures with respect to such transactions that are consistent with prior disclosures by Parent or the Company.

11.         No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the applicable Covered Stockholder, and, except as otherwise provided herein, Parent shall not have any authority to direct any Covered Stockholder in the voting or disposition of any Covered Shares. For the avoidance of doubt, each Covered Stockholder shall be entitled to any dividends or other distributions declared by the Board of Directors of the Company with respect to such Covered Stockholder’s Covered Shares having a record date prior to the Effective Time.

12.         Further Assurances. Subject to the terms and conditions of this Agreement, upon request of Parent, each Covered Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or appropriate to fulfill such Covered Stockholder’s obligations under this Agreement.

13.         Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the earlier of the Expiration Date and the receipt of the Stockholder Approval, in furtherance of this Agreement, each Covered Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares of such Covered Stockholder (and that this Agreement places limits on the voting and transfer of such Covered Shares), subject to the provisions hereof; provided, however, that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company upon the earlier of the Expiration Date and the receipt of the Stockholder Approval.

14.         Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, (x) nothing set forth in this Section 14 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of a Covered Stockholder, for any breach of this Agreement prior to such termination; and (y) this Section 14 and Sections 1, 4 and 15 (as applicable) shall survive any termination of this Agreement.

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15.         Miscellaneous and General.

(a)          Amendments; Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Legal Requirements.

(b)          Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

(c)          Governing Law and Venue; Waiver of Jury Trial.

(i)       THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEVADA WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. In any action or proceeding between the parties arising out of or relating to this Agreement or any of the Transactions, each of the parties hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of Eighth Judicial District Court of the State of Nevada, in and for the county of Clark; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than Eighth Judicial District Court of the State of Nevada, in and for the county of Clark, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Las Vegas, Nevada, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 15(d) shall be effective service of process for any such action.

(ii)       EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(c).

(d)           Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

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if to Parent:

Angel Holdings Godo Kaisha
8-1-5 Seikadai Seika-cho, Souraku-gun

Kyoto, 619-0238

Japan
Attention: Naoki Terasawa

Email: terasawa@angelplayingcards.com

with copies to (which shall not constitute notice):

Hogan Lovells US LLP
Attention: Christine M. Pallares

Email:   christine.pallares@hoganlovells.com

Until

December 31, 2018:           875 Third Avenue

New York, NY 10022, U.S.

From and after

January 1, 2019:                 390 Madison Avenue

New York, NY 10017, U.S.

and

Nishimura & Asahi
Otemon Tower, 1-1-2, Otemachi, Chiyoda-ku

Tokyo 100-8124

Japan
Attention: Hikaru Oguchi

Email: hoguchi@jurists.co.jp

if to a Covered Stockholder, to such Covered Stockholder at the address corresponding to such Covered Stockholder’s name on Schedule 1(b), with copies to (which shall not constitute notice):

Saul Ewing Arnstein & Lehr LLP

131 Dartmouth Street, Suite 501

Boston, MA 02116, U.S.

Attention: Steven P. Eichel

Email: steven.eichel@saul.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

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(e)          Entire Agreement. This Agreement (including any Schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof.

(f)          Parties in Interest; No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

(g)          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (i) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(h)          Interpretation.

(i)       The Section headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Schedule, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Any agreement or instrument defined or referred to herein includes all attachments thereto and instruments incorporated therein.

(ii)       The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i)          Assignment. This Agreement shall not be assignable by operation of law or otherwise without the prior written consent of each of the parties. Any assignment in contravention of the preceding sentence shall be null and void.

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(j)          Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 15(c), without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is an unenforceable, invalid, contrary to applicable Legal Requirements or inequitable remedy for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that Parent otherwise has an adequate remedy at law.

[Signatures Follow]

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IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first written above.

ANGEL HOLDINGS GODO KAISHA

By:	/s/ Yasushi Shigeta
Name: Yasushi Shigeta
Title: Representative Member

[Signature Page to Voting Agreement]

HOLDING WILSON, S.A.

By:	/s/ Alain Thieffry
Name: Alain Thieffry
Title: President

[Signature Page to Voting Agreement]

ELISABETH CARRETTÉ

/s/ Elisabeth Carretté

[Signature Page to Voting Agreement]

Exhibit 1(b)

Covered Shares

Name and Address	Number of Shares
HOLDING WILSON, S.A.	4,048,124 Shares

3, Avenue du Président Wilson
Paris 75116
France
Attention: Alain Thieffry
Email: amthieff@gmail.com

ELISABETH CARRETTÉ	20,102 Shares

3, Avenue du Président Wilson
Paris 75116
France